SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: May 18, 2011
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     On May 18, 2011, Navios Maritime Partners L.P. (“Navios Partners”) issued a press release announcing it has agreed to purchase from Navios Maritime Holdings Inc. (“Navios Holdings”) two capesize vessels for total consideration of $130.0 million. The purchase price will be financed with $35.0 million of bank financing, $85.0 million of cash and the issuance to Navios Holdings of 507,916 common units of Navios Partners. The closing of the acquisitions occurred on May 19, 2011. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3,
File No. 333-170284.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: May 19, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated May 18, 2011